Mercedes-Benz Auto Receivables Trust 2014-1
Investor Report
Collection Period Ended   31-Aug-2014

Amounts in USD

Dates

Collection Period No.	2				
Collection Period (from... to)	1-Aug-2014	31-Aug-2014			
Determination Date	11-Sep-2014				
Record Date	12-Sep-2014				
Distribution Date	15-Sep-2014				
Interest Period of the Class A-1 Notes (from... to)	15-Aug-2014	15-Sep-2014	Actual/360 Days	31	
Interest Period of the Class A-2, A-3 and A-4 Notes (from... to)	15-Aug-2014	15-Sep-2014	30/360 Days	30	

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	295,000,000.00	220,101,708.95	184,958,355.91	35,143,353.04	119.130010	0.626977
Class A-2 Notes	343,100,000.00	343,100,000.00	343,100,000.00	0.00	0.000000	1.000000
Class A-3 Notes	375,870,000.00	375,870,000.00	375,870,000.00	0.00	0.000000	1.000000
Class A-4 Notes	110,500,000.00	110,500,000.00	110,500,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,124,470,000.00**	**1,049,571,708.95**	**1,014,428,355.91**	**35,143,353.04**		

Overcollateralization	28,829,937.71	28,832,498.44	28,832,498.44	
Adjusted Pool Balance	1,153,299,937.71	1,078,404,207.39	1,043,260,854.35	
Yield Supplement Overcollateralization Amount	49,189,871.20	45,682,415.83	43,980,374.27	
Pool Balance	**1,202,489,808.91**	**1,124,086,623.22**	**1,087,241,228.62**	

	Amount	Percentage
Initial Overcollateralization Amount	28,829,937.71	2.50%
Target Overcollateralization Amount	28,832,498.44	2.50%
Current Overcollateralization Amount	28,832,498.44	2.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.180000%	34,115.76	0.115647	35,177,468.80	119.245657
Class A-2 Notes	0.430000%	122,944.17	0.358333	122,944.17	0.358333
Class A-3 Notes	0.870000%	272,505.75	0.725000	272,505.75	0.725000
Class A-4 Notes	1.310000%	120,629.17	1.091667	120,629.17	1.091667
Total		**$550,194.85**		**$35,693,547.89**	

Mercedes-Benz Auto Receivables Trust 2014-1
Investor Report

Amounts in USD

Available Funds		Distributions	
Principal Collections	36,777,142.43	(1) Total Servicing Fee	936,738.85
Interest Collections	2,459,113.53	Nonrecoverable Advances to the Servicer	0.00
Net Liquidation Proceeds	0.00	(2) Total Trustee Fees (max. $100,000 p.a.)	0.00
Recoveries	0.00	(3) Interest Distributable Amount Class A Notes	550,194.85
Purchase Amounts	0.00	(4) Priority Principal Distributable Amount	0.00
Advances made by the Servicer	0.00	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Investment Earnings	785.65	(6) Regular Principal Distributable Amount	35,143,353.04
Available Collections	**39,237,041.61**	(7) Additional Servicing Fee and Transition Costs	0.00
Reserve Fund Draw Amount	0.00	(8) Total Trustee Fees [not previously paid under (2)]	0.00
Available Funds	**39,237,041.61**	(9) Excess Collections to Certificateholders	2,606,754.87
		Total Distribution	**39,237,041.61**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	936,738.85	936,738.85	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	550,194.85	550,194.85	0.00
thereof on Class A-1 Notes	34,115.76	34,115.76	0.00
thereof on Class A-2 Notes	122,944.17	122,944.17	0.00
thereof on Class A-3 Notes	272,505.75	272,505.75	0.00
thereof on Class A-4 Notes	120,629.17	120,629.17	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	550,194.85	550,194.85	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	35,143,353.04	35,143,353.04	0.00
Aggregate Principal Distributable Amount	35,143,353.04	35,143,353.04	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	2,883,249.84
Reserve Fund Amount - Beginning Balance	2,883,249.84
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	39.24
minus Net Investment Earnings	39.24
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	2,883,249.84
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	39.24
Net Investment Earnings on the Collection Account	746.41
Investment Earnings for the Collection Period	785.65

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data

	Amount	Number of Receivables
Cutoff Date Pool Balance	1,202,489,808.91	43,511
Pool Balance beginning of Collection Period	1.124.086.623.22	42.331
Principal Collections	24,509,581.36	
Principal Collections attributable to Full Pay-offs	12,267,561.07	
Principal Purchase Amounts	0.00	
Principal Gross Losses	68,252.17	
Pool Balance end of Collection Period	1,087,241,228.62	41,687
Pool Factor	90.42%	

	As of Cutoff Date	Current
Weighted Average APR	2.67%	2.66%
Weighted Average Number of Remaining Payments	51.92	49.49
Weighted Average Seasoning (months)	11.34	13.94

Delinquency Profile *

	Amount	Number of Receivables	Percentage
Current	1,085,394,128.29	41,628	99.83%
31-60 Days Delinquent	1,277,970.50	42	0.12%
61-90 Days Delinquent	464,387.36	14	0.04%
91-120 Days Delinquent	104,742.47	3	0.01%
Total	1,087,241,228.62	41,687	100.00%

 *A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Losses	Current
Principal Gross Losses	68,252.17
Principal Net Liquidation Proceeds	0.00
Principal Recoveries	0.00
Principal Net Losses	68,252.17
Cumulative Principal Net Losses	69,304.83
Cumulative Principal Net Losses as % of Cutoff Date Pool Balance	0.006%